CESP Companhia Energética de São Paulo

Data

02 APR 22 AM 11: 10

Ref. CESP

São Paulo, April 9, 2002

CT/FFM/584/2002

02028548

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA

SUPPL

Re: Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
For CESP – Companhia Energética de São Paulo
(82-3691)

PROCESSED
MAY 0 1 2002
THOMSON FINANCIAL

Gentleman/Madam:

We are furnishing this letter and the enclosed information pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

Attached to this letter you will find a copy of the Call Notice for an Extraordinary General Shareholders´ Meeting of this Company to be held on April 29 and published in the newspapers "Diário Oficial do Estado de São Paulo" and in "Gazeta Mercantil" on April 10, 11 and 12, 2002. This material comprises English language translation, as required, of the information described in the Rule.

Very truly yours,

Valmir Alves Gomes
Relations with the Market Division Manager

Enclosure: 01

dlw 4/22

Al. Min. Rocha de Azevedo, 25
01410 – 900 São Paulo – SP
Telefone PABX: (0XX11) 252 3611
Fax : (0XX11) 3258 2445
E- mail : inform@cesp.com.br
Datatexto: 01131930CESP BR

CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO
CNPJ 60.933.603/0001-78
NIRE – 35300011996
OPEN CAPITAL COMPANY

ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETINGS

CALL NOTICE

As provided for in Articles 10 and 11 of the Bylaws, the Shareholders are called to meet in the Ordinary and Extraordinary General Shareholders' Meetings of this Company to be held on April 29, 2002 at 9:00 a.m., in its head office, at Alameda Ministro Rocha Azevedo, 25 – Piso Esplanada, in this city, in order to deliberate on the following Agenda:

a) Accounts of the Administrators and Financial Statements as of the fiscal year of 2001;

b) Destination of the Result of the fiscal year of 2001and the non distribution of dividends;

c) Maintenance of the Special Reserve – 1999, created according to paragraph 5 of article 202 of Law nr. 6,404/76;

d) Election of the members of the Board of Directors for a new term of office;

e) Election of effective and alternate members of the Fiscal Audit;

f) Setting of the remuneration of the members of the Executive Committee, Board of Directors and Fiscal Audit;

g) Other matters of corporate interest.

According to Instructions CVM nrs. 165/91 and 282/98, the least participation percentage in the capital stock necessary to require the multiple voting right is 5% (five percent).

São Paulo, March 27, 2002.

(s)Mauro Guilherme Jardim Arce
President of the Board of Directors